August 12, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Ryan Houseal Barbara C. Jacobs

Re:	Document Security Systems, Inc. (the “Company”) Registration Statement on Form S-3 filed April 28, 2010 File No. 333-166357

Dear Staff:

On behalf of Document Security Systems, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced registration statement (the “Filing”), which was included in your letter dated May 24, 2010 (the “Staff Letter”).

In this letter, we have indicated our response to each of your comments. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in the responses to “we,” “our” or “us” mean Document Security Systems, Inc.

General

     1.                      Please identify the person who is signing your registration statement in the capacity of principal accounting officer or controller (e.g. Mr. Jones)  See Instruction 1 to Signatures of Form S-3

RESPONSE:

Mr. Philip Jones is acting in the capacity of Principal Accounting Officer.  We have added this title Mr. Jones on the Signature Page on page 23 of the filing.

Selling Stockholders Table, page 13

     2.                      Please revise the tabular disclosure of your selling shareholders to include the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering.  To the extent that the percentage to be owned by any security holder after completion of the offering will be lees than one percent.

RESPONSE:

This percentage of outstanding shares in the third column of the table of selling shareholders includes this information.

Where You Can Find More Information, page 18.

3. Please amend your document to reflect that the Commission now has only one public reference room which is located at 100 F Street, N.E. , Washington D.C. 20549.

RESPONSE:

We have made the change to this section.

Documents Incorporated by Reference, page 18.

4.      It appears that you have not incorporated by reference all reports filed pursuant to Section 13(a) or 15(d) of Exchange Act since the end of your latest fiscal year for which a Form 10-K was required.  See Item 12(a)(2) of Form S-3.  In this regard, we note that you have not expressly incorporated the current reports of Forms 8-K filed on January 4, 2010, February 18, 2010 and February 12, 2010 as well as your quarterly report on Form 10-Q for the quarter ended March 31, 2010 filed on March 17, 2010.  Please expressly incorporate these documents in your amended filing.

We have made the changes to this section as described.  Please note your question suggested we add a Form 8-K filed on February 12, 2010.  We did not file a Form 8-K on February 12, 2010.

5.              As a related matter, please consider including in your document language stating that all filings filed pursuant to the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus.  See Question and Answer 123.05 of Securities Act Forms Compliance and Disclosure Interpretations.

RESPONSE:

We have made the changes to this section as described.

Exhibit 5.1

6              Your legality opinion includes language that appears inconsistent with the nature of this resale offering.  In this regard, we note that the opinion state that the shares will be validly issued, fully paid and nonassessable on the conditions that the shares are specifically authorized for issuance and that you have received consideration for the shares.  Please provide a revised legal opinion stating, if true, that the shares have been authorized, validly issued, fully paid and nonassessable at the time of issuance to the selling shareholders and will be authorized, validly issued, fully paid and nonassessable at the time of sell by the selling security holders.  In addition, to the extent you are offering for sale any securities in this offering, please advise, or in the alternative, revise your legal opinion to remove language to such effect.

RESPONSE:

We have made the changes to this Exhibit as described.

Exhibit 23.1

6              Your consent is not signed.  Please file a signed consent of your independent registered public accounting firm in an amendment.

RESPONSE:

We have included a conformed signature on this Exhibit.

Thank you for your assistance in this matter.  Please feel free to call me at (585) 325-3610 if you have any questions about this matter.

Respectfully submitted,

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Patrick White
Patrick White
Chief Executive Office

/s/ Philip Jones
Philip Jones Chief Financial Officer